AMENDMENT TO DISTRIBUTION AGREEMENT

This Amendment, effective on the date set forth below, is entered into by and between Calvert Variable Products, Inc. (formerly “Summit Mutual Funds, Inc.”) and Calvert Investment Distributors, Inc.

WHEREAS, on December 12, 2008, Calvert Variable Products, Inc. and Calvert Distributors, Inc. entered into a distribution agreement (“Agreement”); and

WHEREAS, effective April 30, 2011, Calvert Distributors, Inc. changed its name to “Calvert Investment Distributors, Inc.”;

NOW, THEREFORE, it is hereby agreed that the Agreement is revised to reflect this name change of the administrator to “Calvert Investment Distributors, Inc.”

Date: March 14, 2012

Calvert Variable Products, Inc.

By:  /s/William M. Tartikoff

Name: William M. Tartikoff

Title: Vice President and Secretary

Calvert Investment Distributors, Inc.

By:  /s/Ronald M. Wolfsheimer

Name: Ronald M. Wolfsheimer

Title:   Executive Vice President, Chief Financial

      and Administrative Officer